EXHIBIT A

FOR:              VOCALTEC COMMUNICATIONS LTD.

VOCALTEC          Gali Porat
CONTACT:          +972-9-9703805
                  gali@vocaltec.com

KCSA              Lee Roth                 David Burke
CONTACTS:         (212) 896-1209           (212) 896-1258
                  lroth@kcsa.com           dburke@kcsa.com

                        VOCALTEC ANNOUNCES SECOND QUARTER
                                  2007 RESULTS

HERZLIA, ISRAEL - AUGUST 7 2007 - VocalTec Communications Ltd. (Nasdaq: VOCL) (the "Company" or "VocalTec"), a global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers, today reported results for the second quarter ended June 30, 2007.

Revenues for the second quarter of 2007 were $2.9 million, compared to $2.2 million in the first quarter, and $2.2 million in the second quarter of 2006. Sales growth was driven by both higher average selling price (ASP) and increased volumes in the Russian market.

Gross margin, excluding the effect of amortization of intangible assets, was 55% in the second quarter of 2007, compared to 51% in the first quarter, and 63% in the second quarter of 2006.

Operating expenses for the second quarter of 2007 were $3.4 million. Excluding the effect of share-based compensation expense, operating expenses were $3.0 million, compared to $2.6 million in the first quarter of 2007 and $2.6 million in the second quarter of 2006.

Net loss in the second quarter of 2007 was $1.8 million, or $0.24 per share. This compares to a net loss of $1.8 million, or $0.25 per share, in the first quarter, and $1.6 million, or $0.31 per share, in the second quarter of 2006.

Excluding the effect of share-based compensation expense, net loss for the second quarter of 2007 was $1.4 million, or $0.19 per share, compared to a net loss of $1.5 million or $0.21 per share in the first quarter, and $1.4 million or $0.27 per share in the second quarter of 2006.

Commenting on the results, Yosi Albagli, the Company's Chief Executive Officer, said, "Our results for the second quarter reflect the continued strategic and operational progress made in the markets in which we are active. We are very pleased with our top line growth of over 30% in the quarter, which is consistent with our main goal of out-pacing the growth of the global VoIP market and is indicative of our success in increasing market share."

He added, "We gained considerable momentum during the first half of the year, and believe that we are poised to continue building on this momentum during the balance of 2007. We maintain our previous target for sales growth of 70% to 90% over 2006, which reflects the growing acceptance of our solutions by the industry and our ability to continue growing the company."

ABOUT VOCALTEC

VocalTec Communications (Nasdaq: VOCL) is a leading global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers. A pioneer in VoIP technology since 1994, VocalTec provides proven trunking, peering, access gateway and service delivery solutions that enable flexible deployment of next-generation networks (NGNs). Partnering with prominent system integrators and equipment manufacturers, VocalTec serves an installed base of dozens of leading carriers including Deutsche Telekom and Telecom Italia San Marino. VocalTec is led by a management team comprised of respected industry veterans.

FORWARD LOOKING STATEMENTS

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of VocalTec. The words "believe," "expect," "intend," "plan," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the telecommunications and VoIP markets and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. Should one or more of these or other risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend or assume any obligation to update these forward-looking statements.

                          VOCALTEC COMMUNICATIONS LTD.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                  Reconciliation of GAAP to non GAAP results *
                      All data in thousands of U.S. dollars

                                                  Three months ended Jun 30
                                     ---------------------------------------------------
                                                     2007                          2006
                                     ------------------------------------         ------
                                                   Non GAAP
                                                  Adjustments     Non GAAP
                                 GAAP results     Share base      results      GAAP results
                                 (as reported)   compensation    Pro-forma     (as reported)
                                     ------         ------         ------         ------
Sales
     Product                          2,160                         2,160          1,556
     Services                           756                           756            636
                                     ------         ------         ------         ------
                                      2,916                         2,916          2,192
                                     ------         ------         ------         ------
Cost of sales
     Product                          1,157              6          1,151            590
     Services                           165                           165            213
                                     ------         ------         ------         ------
                                      1,322              6          1,316            803
     Amortization of
     intangible assets                   98                            98             98
                                     ------         ------         ------         ------
                                      1,420              6          1,414            901
                                     ------         ------         ------         ------
Gross profit                          1,496             (6)         1,502          1,291
                                     ------         ------         ------         ------

Operating Expenses
     Research and
     development, net.                1,233            111          1,122          1,216
     Selling and marketing            1,442             70          1,372            895
     General and
     administrative                     672            182            490            620
     Amortization of acquired
     intangibles                         45                            45            138
                                     ------         ------         ------         ------
     Total Operating Expenses         3,392            363          3,029          2,869
                                     ------         ------         ------         ------

Operating Loss                       (1,896)          (369)        (1,527)        (1,578)
                                     ------         ------         ------         ------

Other Income (expense), net                                                            8
Financial Income (expense),
net                                     133                           133            (48)
                                     ------         ------         ------         ------
Net Loss                             (1,763)          (369)        (1,394)        (1,618)
                                     ======         ======         ======         ======

* To supplement our consolidated financial statement presented in accordance with generally accepted accounting principles (GAAP), we use NON-GAAP measures of operating results, net income, which are adjusted from results based on GAAP to exclude the expense we recorded for share-based compensation in accordance with SFAS 123R. These NON-GAAP financial measures are provided to enhance overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the NON-GAAP results provide useful information to both management, and investors as these NON- GAAP results exclude the expense we recorded for share-based compensation in accordance with SFAS 123R that we believe are not indicative of our core operating results. Further, these NON-GAAP results are one of the primary indicators management uses for assessing our performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These NON-GAAP measures may be different than the NON-GAAP measures used by other companies.

                          VOCALTEC COMMUNICATIONS LTD.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                  Reconciliation of GAAP to non GAAP results *
                      All data in thousands of U.S. dollars

                                                    Six months ended Jun 30
                                       ---------------------------------------------------
                                                       2007                          2006
                                       ------------------------------------         ------
                                                      Non GAAP
                                                     Adjustments     Non GAAP
                                    GAAP results     Share base      results     GAAP results
                                    (as reported)   compensation    Pro-forma    (as reported)
                                       ------         ------         ------         ------
Sales
     Product                            3,747                         3,747          2,487
     Services                           1,382                         1,382          1,384
                                       ------         ------         ------         ------
                                        5,129                         5,129          3,871
                                       ------         ------         ------         ------
Cost of sales
     Product                            2,128              9          2,119          1,135
     Services                             285                           285            397
                                       ------         ------         ------         ------
                                        2,413              9          2,404          1,532
     Amortization of intangible
     assets                               196                           196            196
                                       ------         ------         ------         ------
                                        2,609              9          2,600          1,728
                                       ------         ------         ------         ------
Gross profit                            2,520             (9)         2,529          2,143
                                       ------         ------         ------         ------

Operating Expenses
     Research and development,
     net.                               2,368            190          2,178          2,514
     Selling and marketing              2,556            118          2,438          1,677
     General and administrative         1,251            324            927          1,284
     Amortization of acquired
     intangibles                           90                            90            276
                                       ------         ------         ------         ------
     Total Operating Expenses           6,265            632          5,633          5,751
                                       ------         ------         ------         ------

Operating Loss                         (3,745)          (641)        (3,104)        (3,608)
                                       ------         ------         ------         ------

Other Income (expense), net                                                              8
Financial Income (expense), net           170                           170            (20)
                                       ------         ------         ------         ------
Net Loss                               (3,575)          (641)        (2,934)        (3,620)
                                       ======         ======         ======         ======

* To supplement our consolidated financial statement presented in accordance with generally accepted accounting principles (GAAP), we use NON-GAAP measures of operating results, net income, which are adjusted from results based on GAAP to exclude the expense we recorded for share-based compensation in accordance with SFAS 123R. These NON-GAAP financial measures are provided to enhance overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the NON-GAAP results provide useful information to both management, and investors as these NON- GAAP results exclude the expense we recorded for share-based compensation in accordance with SFAS 123R that we believe are not indicative of our core operating results. Further, these NON-GAAP results are one of the primary indicators management uses for assessing our performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These NON-GAAP measures may be different than the NON-GAAP measures used by other companies.

                          VOCALTEC COMMUNICATIONS LTD.
                           CONSOLIDATED BALANCE SHEETS
                (In thousands of U.S. dollars except share data)

                                                  June 30       December 31
                                                   2007            2006
                                                  -------         -------

Current Assets
         Cash and Cash equivalents                  6,068           5,954
         Short term deposit                         1,500           3,000
         Restricted cash                               30             162
         Trade receivables, net                     1,341           1,443
         Other receivables                          1,303             768
         Severance pay funds                          212              91
         Inventories                                  556           1,098
                                                  -------         -------
                 Total Current Assets              11,010          12,516

Severance pay funds                                 1,216           1,186
                                                  -------         -------
Equipment, net                                        755             888
                                                  -------         -------
Intangible assets, net                              2,761           3,047
                                                  -------         -------
Goodwill                                            6,950           6,950
                                                  -------         -------
                 Total Assets                      22,692          24,587
                                                  =======         =======

Current Liabilities
         Trade payable                              1,138             930
         Accrued expenses                           3,366           2,996
         Accrued severance pay                        256             217
         Deferred revenues                            577             177
                                                  -------         -------
                 Total Current Liabilities          5,337           4,320
                                                  -------         -------
Long Term Liabilities
         Long-term other liabilities                    -               8
         Accrued severance pay                      1,751           1,721
                                                  -------         -------
                 Total Long Term                    1,751           1,729
                                                  -------         -------
Total
Liabilities                                         7,088           6,049
                                                  -------         -------


Shareholders Equity
         Share capital                                213             213
         Additional paid-in capital                92,869          92,228
         Accumulated deficit                      (77,478)        (73,903)
                                                  -------         -------
                 Total Shareholders Equity         15,604          18,538
                                                  -------         -------
Total Liabilities and Shareholders Equity          22,692          24,587
                                                  =======         =======